UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Information contained in this report

The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as of and for the nine months ended September 30, 2018 and 2017 and the related notes set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: November 8, 2018

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2018 and 2017, and the related notes, attached hereto.

References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.

The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2017 (our “2017 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 3 to our audited consolidated financial statements included in our 2017 Annual Report.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

●	our plans to implement our strategic priorities;

●	our targets and strategic initiatives in the various countries in which we operate;

●	our ability to develop new revenue streams and achieve portfolio and asset optimizations, digitalize our business model, improve customer experience and optimize our capital structure;

●	our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;

●	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

●	our expectations regarding our capital expenditures and operational expenditures in and after 2018 and our ability to meet our projected capital requirements;

●

our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the roll-out and benefits of 3G/4G/LTE/5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

●	our ability to execute our business strategy successfully and to complete, and achieve the expected benefits from, our existing and future transactions;

●	our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;

●	our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;

●	our plans regarding marketing and distribution of our products and services, including customer loyalty programs;

●	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

●	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

●

possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), as well as any litigation or additional investigations related to or resulting from the agreements, any changes in company policy or procedure resulting from the review by the independent compliance monitor, the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of the resolutions with the DOJ, SEC, and OM; and

●	other statements regarding matters that are not historical facts.

These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include:

●

risks relating to changes in political, economic and social conditions in each of the countries in which we operate (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

●

in each of the countries in which we operate, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

●

risks related to the impact of export and re-export restrictions on our and our suppliers’ ability to procure products, technology, or software necessary for the service, production and satisfactory delivery of supplies, support services, and equipment that we source from them—as an example, in April 2018, the U.S. Department of Commerce issued a Denial Order under the Export Administration Regulations issued to ZTE Corporation (“ZTE”), an important third-party supplier, which prohibited, among other things, exports and re-exports of U.S. products, technology and software to and from ZTE and restricted our ability to receive certain services from ZTE; each of which could have lead to service degradation and disruptions in certain markets;

●	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program;

●

risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

●	risks that the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not find in our favor;

●

risks relating to our company and its operations in each of the countries in which we operate, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

●

risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate including our ability to keep pace with technological change and evolving industry standards;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

●

risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs, and the review by the independent compliance monitor;

●	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

●

risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

●

risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

●	risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

●	other risks and uncertainties, including those set forth in “Item 3—Key Information—D. Risk Factors” in our 2017 Annual Report.

These factors and the other risk factors described in our 2017 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW

VEON is an international communications and technology company, headquartered in Amsterdam. As a global provider of connectivity, our ambition is to lead the personal internet revolution for our customers now, and in the future. Present in some of the world’s most dynamic markets, VEON provides more than 200 million customers with voice, fixed broadband, data and digital services. VEON offers services to customers in 10 countries including Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan, Armenia and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

BASIS OF PRESENTATION OF FINANCIAL RESULTS

Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2017.

REPORTABLE SEGMENTS

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.

As of September 30, 2018, our reportable segments consist of the seven following segments: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and HQ (transactions related to management activities within our group in Amsterdam and London).

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

The “Others” category is not a reportable segment but only a reconciling item between our seven reportable segments and our total revenue and Adjusted EBITDA. “Others” represents our operations in Kazakhstan, Kyrgyzstan, Armenia and Georgia, as well as intercompany eliminations and costs relating to other global operations and services. In the second quarter of 2018, VEON sold its operations in Laos and Tajikistan and so these operations are now deconsolidated from the VEON Group. For further details please see Note 6 to our unaudited interim condensed consolidated financial statements attached hereto.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

KEY DEVELOPMENTS DURING THE THIRD QUARTER OF 2018

GUIDANCE UPDATED FOLLOWING GOOD PROGRESS TOWARDS FY 2018 FINANCIAL TARGETS

Total revenue grew organically1 by 2.9% year on year and EBITDA by 4.6% year on year in Q3 2018, driven by Pakistan, Ukraine and Uzbekistan. Equity free cash flow excluding licenses2 was USD 263 million in Q3 2018 and USD 804 million in 9M 2018. FY 2018 guidance has been updated to low single-digit organic revenue growth (from flat to low single-digit organic growth) and EBITDA growth of low to mid-single digit (from flat to low single-digit organic growth). Equity free cash flow target remains at around USD 1 billion for FY 2018, but is slightly challenged by currency headwinds.

REPORTED REVENUE AND EBITDA IMPACTED BY CURRENCY WEAKNESS AND EUROSET INTEGRATION COSTS

Total reported revenue decreased by 5.7% year on year primarily due to currency weakness of USD 289 million, negatively impacting revenue by 11.8% year on year, more than offsetting the organic growth of 2.9% and the positive impact from Euroset of 3.2%. Reported EBITDA declined by 18.7%, or USD 194 million, primarily as a result of currency headwinds (USD 122 million), Euroset integration impact (USD 10 million) and effect of an adjustment to a vendor agreement (USD 106 million) in Q3 2017.

COMPLETION OF THE SALE OF 50% STAKE IN THE ITALY JOINT VENTURE TO CK HUTCHISON

On 3 July 2018, VEON entered into an agreement with CK Hutchison Holdings Ltd. (“CK Hutchison”) for the sale of its 50% stake in the Italy Joint Venture. On 7 September 2018 the transaction was completed, and VEON received EUR 2.45 billion (approximately USD 2.8 billion3) in cash consideration. Approximately USD 0.8 billion has since been used to repay bank loans. VEON expects to use the remainder of the proceeds to further reduce debt and for general corporate purposes. As a result of the completion of this transaction, the net leverage ratio4 of the Group is now approximately 1.7x, significantly below the previously announced target of 2x. In closing the transaction, VEON recorded a net gain of USD 1,279 million in Q3 2018, which is reflected in profit from discontinued operations.

EUROSET STORES INTEGRATION AND REBRANDING INTO BEELINE MONOBRAND STORES IN RUSSIA COMPLETED

The nationwide integration of the Euroset stores under the single brand “Beeline” was completed in August 2018 and 1,540 Euroset stores have been integrated and rebranded into Beeline monobrand stores. The 9M 2018 integration impact on EBITDA was RUB 2.2 billion (of which RUB 0.6 billion in Q3 2018) and Beeline expects continued negative impact on EBITDA, totalling approximately RUB 3 billion in FY 2018, due to the timing difference between costs associated with running the stores and the anticipated revenue benefits. Additionally, Beeline expects EBITDA margin pressure following the integration and rebranding of the Euroset stores as a result of increased handset sales characterized by lower margin. Beeline expects a positive effect on revenue going forward, while EBITDA is expected to be positively impacted from 2019 onwards, by acceleration in device sales and distribution channel mix improvement.

VEON WITHDREW ITS OFFER TO ACQUIRE GTH´S ASSETS IN PAKISTAN AND BANGLADESH

On 10 October 2018, VEON terminated its offer to acquire the assets of GTH in Pakistan and Bangladesh. VEON will continue to explore options to address its strategic relationship with GTH and its minority shareholders.

VEON’S AGREEMENT TO SELL ITS PAKISTAN TOWER BUSINESS WAS TERMINATED

On 15 September 2018, VEON’s agreement to sell the tower business of its subsidiary in Pakistan, Jazz, was terminated due to the parties failing to receive all required regulatory approvals and the extended long-stop date of 14 September 2018 having passed.

ACCOUNTING IMPAIRMENTS

VEON recorded an accounting impairment totalling USD 781 million, including Bangladesh for USD 451 million and Algeria for USD 125 million. These non-cash impairments were related to macroeconomic developments, an increase in the weighted average cost of capital and weakened operational performance.

1)

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q3 2018, organic growth is calculated at constant currency and excludes the impact from Euroset integration and the effect of a vendor agreement adjustment in Q3 2017 of USD 106 million. See Attachment C for reconciliations

2)

Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations

3)	USD/EUR=1.16
4)	Q3 2018 Net debt/LTM EBITDA

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

NINE MONTHS ENDED SEPTEMBER 30, 2018 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2017

	Nine months ended September 30,
In millions of U.S. dollars	2018	2017*

Consolidated income statements data:
Service revenue	6,443	6,891
Sale of equipment and accessories	295	173
Other revenue	99	90

Total operating revenue	6,837	7,154

Service costs	(1,292)	(1,409)
Cost of equipment and accessories	(283)	(187)
Selling, general and administrative expenses	(2,703)	(2,724)
Depreciation	(1,015)	(1,134)
Amortization	(380)	(404)
Impairment (loss) / reversal	(791)	(2)
Gain / (loss) on disposals of non-current assets	(47)	(16)
Gain / (loss) on disposals of subsidiaries	20	—

Total operating expenses	(6,491)	(5,876)

Operating profit	346	1,278

Finance costs	(633)	(673)
Finance income	43	70
Other non-operating losses	(49)	(112)
Shares of loss of joint ventures and associates	—	(22)
Impairment of joint ventures and associates	—	(110)
Net foreign exchange gain	(12)	47

Profit / (loss) before tax	(305)	478

Income tax expense	(345)	(379)

Profit / (loss) from continuing operations	(650)	99

Profit / (loss) after tax from discontinued operations	979	(234)

Profit / (loss) for the period	329	(135)

Attributable to:
The owners of the parent (continuing operations)	(378)	67
The owners of the parent (discontinued operations)	979	(234)
Non-controlling interest	(272)	32

	329	(135)

*

Prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation and accrual of depreciation changes in Pakistan following the termination of the Deodar transaction.

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 4 to our unaudited interim condensed consolidated financial statements attached hereto.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	6

TOTAL OPERATING REVENUE

	Nine months ended September 30,
In millions of U.S. dollars, includes intersegment revenue	2018	2017

Russia	3,512	3,523
Pakistan	1,126	1,146
Algeria	609	701
Bangladesh	391	443
Ukraine	509	463
Uzbekistan	238	436
Others	452	442

Total operating revenue	6,837	7,154

During the nine months ended September 30, 2018 and 2017, we generated revenue from providing telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Our consolidated total operating revenue decreased by 4% year-on-year primarily due to a decrease of total operating revenue in Uzbekistan due to the local currency liberalization in September 2017, decreased mobile ARPU in Algeria as a result of competitive pressure in the market and the devaluation of local currency, in Bangladesh due to 3G network coverage gap, the loss of high value customers, price erosion and the devaluation of local currency.

TOTAL OPERATING EXPENSES

Our consolidated total operating expenses increased by 10% year-on-year primarily due to the impairment loss of US$781 million related to Algeria, Bangladesh, Armenia, Georgia and Kyrgyzstan cash-generating units (“CGUs”). The impairment loss relates to revision of previous estimates and assumptions regarding the future cash flows due to operational underperformance of these CGU’s.

ADJUSTED EBITDA

	Nine months ended September 30,
In millions of U.S. dollars	2018	2017

Russia	1,303	1,359
Pakistan	541	530
Algeria	271	334
Bangladesh	139	186
Ukraine	287	254
Uzbekistan	106	228
HQ	(224)	(200)
Others	136	143

Total Adjusted EBITDA	2,559	2,834

Our consolidated Adjusted EBITDA decreased by 10% year-on-year mainly due to decreased service margin.

OPERATING PROFIT

Our consolidated operating profit decreased to US$346 million in the nine months ended September 30, 2018 compared to US$1,278 million in the nine months ended September 30, 2017 primarily due to impairment loss of Algeria, Bangladesh, Armenia, Georgia and Kyrgyzstan CGUs and decreased service margin partially offset by decreased depreciation expenses in Pakistan, Russia and Uzbekistan resulting from devaluation of local currencies.

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NON-OPERATING PROFITS AND LOSSES

FINANCE COSTS

Our consolidated finance costs decreased by 6% year-on-year primarily due to lower average debt levels and lower average interest rates which was partially offset by higher charges related to the put option liability over non-controlling interest.

FINANCE INCOME

Our consolidated finance income decreased primarily due to lower interest rates on our deposits and, on average, lower amount of deposits.

OTHER NON-OPERATING LOSSES

The year-on-year change of other non-operating losses was mainly driven by early redemption fees of US$124 million recorded as part of the refinancing activities and an indemnification gain of US$45 million in the nine months ended September 30, 2017.

SHARES OF LOSS OF JOINT VENTURES AND ASSOCIATES

As a result of the classification as assets held for sale and discontinued operation and subsequent sale of the VEON’s 50% stake in Italy Joint Venture as discussed above, the results from our Italy Joint Venture were classified as profit / (loss) from discontinued operations and therefore we no longer reported any share of loss from joint ventures and associates during the nine months ended September 30, 2018. We recorded a loss of US$22 million from our investments in joint ventures and associates in the nine months ended September 30, 2017 that represent a share of the loss from the Euroset Joint Venture in Russia.

IMPAIRMENT OF JOINT VENTURES AND ASSOCIATES

We recorded no impairment of joint ventures and associates during the nine months ended September 30, 2018. We recorded US$110 million of impairment related to associates and joint ventures during the nine months ended September 30, 2017 in respect of the investment in Euroset that was classified as held for sale on July 7, 2017.

NET FOREIGN EXCHANGE (LOSS)/GAIN

We recorded a loss of US$12 million from foreign currency exchange in the nine months ended September 30, 2018 compared to a gain of US$47 million from foreign currency exchange in the nine months ended September 30, 2017. The change in net foreign exchange (loss)/gains was primarily attributable to lower net exposure to the Russian ruble and fairly stable foreign exchange rates of other currencies.

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INCOME TAX EXPENSE AND PROFIT / (LOSS)

INCOME TAX EXPENSE

Our consolidated income tax expense decreased by 9% to US$345 million in the nine months ended September 30, 2018 compared to US$379 million in the nine months ended September 30, 2017.

For more information regarding income tax expenses, please refer to Note 8 of our unaudited interim condensed consolidated financial statements attached hereto.

PROFIT / (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS

The year-on-year change of other non-operating losses change of our profit / (loss) after tax from discontinued operations was primarily attributable to a gain of US$1,279 million from the sale of VEON’s 50% stake in the Italy Joint Venture.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS

The year-on-year change of our profit / (loss) for the period attributable to the owners of the parent from continuing operations was mainly due to decreased operating profit as discussed above driven by impairment loss.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON CONTROLLING INTEREST

The year-on-year change of profit / (loss) for the period attributable to non controlling interest was mainly driven by net loss recognized by GTH during nine months ended September 30, 2018.

RUSSIA

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	3,512	3,523	0%

Mobile service revenue	2,795	2,867	-3%

- of which fixed-mobile convergence (“FMC”)	94	63	49%

- of which mobile data	756	749	1%

Fixed-line service revenue	433	509	-15%

Sales of equipment, accessories and other	284	148	92%

Operating expenses	2,210	2,165	2%

Adjusted EBITDA	1,303	1,359	-4%

Adjusted EBITDA margin	37.1%	38.6%	-1.5pp

RESULTS OF OPERATIONS IN RUB

	Nine months ended September 30,
In millions of RUB (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	215,643	205,472	5%

Mobile service revenue	171,362	167,186	2%

- of which FMC	5,756	3,652	58%

- of which mobile data	46,304	43,697	6%

Fixed-line service revenue	26,505	29,663	-11%

Sales of equipment, accessories and other	17,776	8,623	106%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	9

Operating expenses	135,821	126,238	8%

Adjusted EBITDA	79,823	79,234	1%

Adjusted EBITDA margin	37.0%	38.6%	-1.5pp

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,

	2018	2017	‘17-18 % change

Mobile
Customers in millions	56.2	58.8	-4%
ARPU in US$	5.4	5.4	0%
ARPU in RUB	331	315	5%
Mobile data customers in millions	37.3	39.1	-5%

TOTAL OPERATING REVENUE

Our total operating revenue in Russia was flat year-on-year. The increase of revenue from equipment sales and an increase of data and FMC revenue was fully offset by a decrease of fixed-line revenue due to transfer of traffic contracts from Russia to VEON Wholesale Services company, that centrally manages arrangements with international carriers and the devaluation of the Russian ruble.

In functional currency terms, total operating revenue increased by 5% year-on-year.

ADJUSTED EBITDA

Our Russia Adjusted EBITDA decreased by 4% year-on-year to US$1,303 million primarily due to the devaluation of the Russian ruble, costs related to monobrand distribution channel development and increased technical costs, which were partially offset by increased device contribution margins.

In functional currency terms, our Russia Adjusted EBITDA increased by 1% to RUB 79,823 million mainly due to increased device contribution margins.

SELECTED PERFORMANCE INDICATORS

The number of mobile customers and the number of mobile data customers in Russia decreased year-on-year in each case driven by a reduction in sales from alternative distribution channels, due to Beeline focusing on monobrand distribution.

Our mobile ARPU in Russia was flat at US$5.4 year-on-year, mainly driven by an increase of ARPU in local currency that was fully offset by the devaluation of the Russian ruble. In functional currency terms, mobile ARPU in Russia increased by 5% year-on-year to RUB 331 year-on-year mainly driven by increased data revenue per customer.

PAKISTAN

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	1,126	1,146	-2%

Mobile service revenue	1,048	1,068	-2%

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- of which mobile data	223	165	35%

Sales of equipment, accessories and other	78	79	0%

Operating expenses	585	616	-5%

Adjusted EBITDA	541	530	2%

Adjusted EBITDA margin	48.0%	46.2%	1.8pp

RESULTS OF OPERATIONS IN PKR

	Nine months ended September 30,
In millions of PKR (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	132,224	120,348	10%

Mobile service revenue	123,028	112,099	10%

- of which mobile data	26,310	17,358	52%

Sales of equipment, accessories and other	9,197	8,249	11%

Operating expenses	68,658	64,698	6%

Adjusted EBITDA	63,566	55,650	14%

Adjusted EBITDA margin	48.1%	46.2%	1.8pp

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	56.1	53.1	6%

ARPU in US$	2.1	2.3	-6%

ARPU in PKR	249	237	5%

Mobile data customers in millions	33.3	28.4	17%

TOTAL OPERATING REVENUE

In the nine months ended September 30, 2018, our Pakistan total operating revenue decreased by 2% year-on-year to US$1,126 million as a result of a devaluation of the local currency partially offset by revenue growth in functional currency terms. In functional currency terms, our Pakistan total operating revenue increased by 10% as a result of one-off tax related event and accelerated mobile data revenue growth of 52% year on year, driven by an increase in data customers and increased data usage due to higher bundle penetration and continued data network expansion.

ADJUSTED EBITDA

Our Pakistan Adjusted EBITDA increased by 2% year-on-year to US$541 million in the nine months ended September 30, 2018 driven by revenue growth in functional currency terms, operating expenses synergies and the phasing-out of merger integration costs. The increase was partially offset by a devaluation of the local currency and one-off tax related costs. In functional currency terms, our Pakistan Adjusted EBITDA increased by 14% year-on-year.

SELECTED PERFORMANCE INDICATORS

As of September 30, 2018, we had 56.1 million customers in Pakistan, representing an increase of 6% year-on-year driven primarily by a continued increase in customer acquisition combined with lower churn as a result of simplifying prices and more efficient distribution channel management, coupled with better customer retention. Number of mobile data customers increased by 17% year-on-year primarily due to customer base migration to bundled tariff plans and 4G/LTE expansion.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	11

In the nine months ended September 30, 2018, our mobile ARPU in Pakistan decreased by 6% year-on-year to US$2.1 driven by a devaluation of the local currency. In functional currency terms, mobile ARPU in Pakistan increased by 5% year-on-year to PKR 249 driven by price increase for voice and data services.

ALGERIA

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	609	701	-13%

Mobile service revenue	606	689	-12%

- of which mobile data	142	85	68%

Sales of equipment, accessories and other	4	13	-72%

Operating expenses	339	367	-8%

Adjusted EBITDA	271	334	-19%

Adjusted EBITDA margin	44.4%	47.6%	-3.2pp

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	12

RESULTS OF OPERATIONS IN DZD

	Nine months ended September 30,
In millions of DZD (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	70,655	76,921	-8%
Mobile service revenue	70,239	75,533	-7%
- of which mobile data	16,476	9,294	77%
Sales of equipment, accessories and other	416	1,388	-70%

Operating expenses	39,286	40,280	-2%

Adjusted EBITDA	31,369	36,642	-14%

Adjusted EBITDA margin	44.4%	47.6%	-3.2pp

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	15.6	15.2	3%

ARPU in US$	4.4	4.8	-9%

ARPU in DZD	508	530	-4%

Mobile data customers in millions	9.0	7.3	24%

TOTAL OPERATING REVENUE

Our Algeria total operating revenue decreased by 13% year-on-year primarily due to decreased mobile ARPU as a result of competitive pressure in the market and the devaluation of local currency. Data revenue growth, however, remained strong due to higher usage and an increase in data customers as a result of the rollout of 3G and 4G/LTE networks. In functional currency terms, total operating revenue in Algeria decreased by 8% year-on-year.

ADJUSTED EBITDA

Our Algeria Adjusted EBITDA decreased by 19% year-on-year primarily due to the decrease in total revenues, as discussed above, , coupled with new taxation and an increase of technology costs. In functional currency terms, our Algeria Adjusted EBITDA decreased by 14% year-on-year.

SELECTED PERFORMANCE INDICATORS

Customer base in our Algeria segment increased by 3% year-on-year driven by the success of new prepaid offers and supported by additional distribution activities. Our mobile data customers in Algeria increased by 24% year-on-year mainly due to the acceleration of 3G and 4G/LTE networks deployment and increased smartphone penetration.

In the nine months ended September 30, 2018, our mobile ARPU in Algeria decreased by 9% year-on-year to US$4.4 mainly due to continued and intense price competition and local currency devaluation. In functional currency terms, our mobile ARPU in Algeria decreased by 4% year-on-year.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	13

BANGLADESH

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	391	443	-12%

Mobile service revenue	377	431	-12%

- of which mobile data	63	59	7%

Sales of equipment, accessories and other	14	12	12%

Operating expenses	252	257	-2%

Adjusted EBITDA	139	186	-25%

Adjusted EBITDA margin	35.5%	41.9%	-6.5pp

RESULTS OF OPERATIONS IN BDT

	Nine months ended September 30,
In millions of BDT (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	32,688	35,650	-8%

Mobile service revenue	31,525	34,652	-9%

- of which mobile data	5,270	4,727	11%

Sales of equipment, accessories and other	1,163	999	16%

Operating expenses	21,100	20,711	2%

Adjusted EBITDA	11,588	14,940	-22%

Adjusted EBITDA margin	35.5%	41.9%	-6.5pp

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	32.3	31.4	3%

ARPU in US$	1.3	1.5	-15%

ARPU in BDT	110	124	-12%

Mobile data customers in millions	19.7	17.1	15%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	14

TOTAL OPERATING REVENUE

Our Bangladesh total operating revenue decreased by 12% year-on-year primarily due to 3G network coverage gap compared to competitors, the loss of high value customers, price erosion and the devaluation of local currency. The market remains characterized by intense price competition. In functional currency terms, total operating revenue in Bangladesh decreased by 8% year-on-year.

ADJUSTED EBITDA

Our Bangladesh Adjusted EBITDA decreased by 25% year-on-year due to lower revenue, as discussed above, and increase of network-related costs. In functional currency terms, our Bangladesh Adjusted EBITDA decreased by 22% year-on-year.

SELECTED PERFORMANCE INDICATORS

Customers in our Bangladesh segment increased by 3% year-on-year to 32.3 million. The increase was mainly due to intensive acquisition campaigns coupled with simplified offers. The number of mobile data customers increased by 15% year-on-year due to increased efforts to attract new customers, successful targeting of voice-only customers and network expansion with the acquisition of additional spectrum and 4G/LTE license in the first quarter of 2018

Our mobile ARPU in Bangladesh decreased by 15% year-on-year to US$1.3 mainly due to aggressive pricing in the market and lower MOU due to increased OTT services usage. In functional currency terms, mobile ARPU in Bangladesh decreased by 12% to BDT 110 year-on-year.

UKRAINE

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	509	463	10%

Mobile service revenue	473	429	10%

- of which mobile data	184	110	68%

Fixed-line service revenue	33	32	4%

Sales of equipment, accessories and other	2	2	38%

Operating expenses	222	209	6%

Adjusted EBITDA	287	254	13%

Adjusted EBITDA margin	56.4%	55.0%	1.5pp

RESULTS OF OPERATIONS IN UAH

	Nine months ended September 30,
In millions of UAH (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	13,710	12,245	12%

Mobile service revenue	12,750	11,352	12%

- of which mobile data	4,960	2,901	71%

Fixed-line service revenue	895	847	6%

Sales of equipment, accessories and other	65	46	41%

Operating expenses	5,974	5,518	8%

Adjusted EBITDA	7,736	6,727	15%

Adjusted EBITDA margin	56.4%	54.9%	1.5pp

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	15

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	26.6	26.4	1%

ARPU in US$	2.0	1.8	9%

ARPU in UAH	53	47	11%

Mobile data customers in millions	14.5	11.8	23%

TOTAL OPERATING REVENUE

Our Ukraine total operating revenue increased by 10% year-on-year to US$509 million in the nine months ended September 30, 2018. The increase was primarily due to strong growth in mobile service revenue, driven by successful commercial activities stimulated by the continued 3G roll-out and increased penetration of data-centric tariffs, as well as the continued strong growth of mobile data customers and data consumption. The increase was partially offset by a continuous decrease of voice service revenue.

In functional currency terms, our Ukraine total operating revenue increased by 12% year-on-year.

ADJUSTED EBITDA

Our Ukraine Adjusted EBITDA increased by 13% year-on-year to US$287 million in the nine months ended September 30, 2018, primarily due to higher revenues, as discussed above. In functional currency terms, our Ukraine Adjusted EBITDA increased by 15% year-on-year.

SELECTED PERFORMANCE INDICATORS

As of September 30, 2018, we had 26.6 million mobile customers in Ukraine representing an increase of 1% year-on-year. The increase was a result of improved churn as a result of a successful customer retention campaign. The number of our mobile data customers in Ukraine increased by 23% year-on-year mainly due to an increased sales focus on new and voice-only customers.

In the nine months ended September 30, 2018, our mobile ARPU in Ukraine increased by 9% to US$2.0 compared to the nine months ended September 30, 2017. In functional currency terms, mobile ARPU in Ukraine increased in the nine months ended September 30, 2018 by 9% to UAH 53 compared to UAH 47 in the nine months ended September 30, 2017 driven by the factors underlying the increase in revenue described above.

UZBEKISTAN

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	238	436	-45%

Mobile service revenue	236	432	-45%

- of which mobile data	78	108	-27%

Fixed-line service revenue	2	3	-40%

Sales of equipment, accessories and other	0	0	10%

Operating expenses	132	207	-36%

Adjusted EBITDA	106	228	-54%

Adjusted EBITDA margin	44.4%	52.4%	-8.0pp

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	16

RESULTS OF OPERATIONS IN UZS

	Nine months ended September 30,
In millions of UZS (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	1,902,667	1,714,111	11%

Mobile service revenue	1,886,678	1,701,843	11%

- of which mobile data	625,155	422,937	48%

Fixed-line service revenue	13,547	11,033	23%

Sales of equipment, accessories and other	2,442	1,235	98%

Operating expenses	1,059,035	820,731	29%

Adjusted EBITDA	843,632	893,381	-6%

Adjusted EBITDA margin	44.3%	52.1%	-7.8pp

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	9.1	9.5	-5%

ARPU in US$	2.8	5.0	-45%

ARPU in UZS	22,188	19,753	12%

Mobile data customers in millions	5.2	4.7	10%

TOTAL OPERATING REVENUE

Our Uzbekistan total operating revenue decreased by 45% year-on-year to US$238 million in the nine months ended September 30, 2018, primarily as a result of the liberalization of the currency exchange rules by the government of Uzbekistan and the resetting of the official exchange rate at 8,100 Uzbek som per U.S. dollar, which represented nearly a halving of the value of the Uzbek som to the U.S. dollar. In Uzbekistan, our tariff plans were pegged to the U.S. dollar until September 5, 2017. Since September 5, 2017, our tariff plans are denominated in Uzbek soms. For more information, please see “Item 4—Information on the Company—Recent Developments—Liberalization of currency exchange rules in Uzbekistan” in our 2017 Annual Report.

In functional currency terms, our Uzbekistan total operating revenue increased by 11% year-on-year, mainly as a result of the increased tariffs in Uzbek som and successful marketing activities, together with increased mobile data revenue. Mobile data revenue increased by 48% year-on-year in functional currency terms, driven by the rollout of additional mobile data networks, increased smartphone and bundled offering penetration.

ADJUSTED EBITDA

Our Uzbekistan Adjusted EBITDA decreased by 54% year-on-year to US$106 million in the nine months ended September 30, 2018, primarily due to the currency regime developments discussed above.

In functional currency terms, in the nine months ended September 30, 2018, our Uzbekistan Adjusted EBITDA decreased by 6% year-on-year, mainly driven by external factors such as the increase in customer tax, which doubled to UZS 4,000 per customer per month from January 1, 2018, increase of technology related costs and the negative impact of the reduction in mobile termination rates, which in each case was partially offset by the revenue increase in functional currency terms discussed above.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	17

SELECTED PERFORMANCE INDICATORS

As of September 30, 2018, we had 9.1 million mobile customers in our Uzbekistan segment driven by a clean-up of non-active customers.

As of September 30, 2018, the number of our mobile data customers in Uzbekistan increased by 10% to 5.2 million, primarily due to a strengthening of the data network which allowed increased penetration of smartphones and bundled offerings.

In the nine months ended September 30, 2018, our mobile ARPU in Uzbekistan was US$2.8 compared to US$5.0 in the nine months ended September 30, 2017, representing a decrease of 45% year-on-year due to the currency regime developments discussed above. In functional currency terms, mobile ARPU in Uzbekistan increased by 12% year-on-year, primarily for the reasons described above with respect to the increase in total operating revenue in functional currency terms.

HQ

Our HQ Adjusted EBITDA was negative US$224 million for the nine months ended September 30, 2018, compared to negative US$200 million for the nine months ended September 30, 2017, primarily driven by decreased personnel costs that was more than offset by the effect of one-off gain from vendor agreement of US$106 million recorded in 2017.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

Working capital is defined as current assets less current liabilities.

As of September 30, 2018, we had negative working capital of US$74 million, compared to negative working capital of US$716 million as of December 31, 2017. The change was primarily due to cash received from sale of VEON’s 50% stake in Italy Joint Venture partially offset by a decrease in current financial assets as a result of the repayment of certain borrowings.

Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short term and foreseeable long-term cash requirements.

CONSOLIDATED CASH FLOW SUMMARY

OPERATING ACTIVITIES

During the nine months ended September 30, 2018, net cash flows from operating activities decreased to US$1,880 million from US$1,996 million during the nine months ended September 30, 2017. The decrease was mainly due to a decrease of Adjusted EBITDA for the nine months ended September 30, 2017 partially offset by increased cash inflows from working capital mainly related to cash receipts on indemnification assets and other receivables.

INVESTING ACTIVITIES

During the nine months ended September 30, 2018, our total payments for the purchase of property, equipment and intangible assets amounted to US$1,504 million compared to US$1,559 million during the nine months ended September 30, 2017. The decrease was primarily connected to different phasing in acquisitions of network equipment.

During the nine months ended September 30, 2018, we received US$2,830 million for the sale of our 50% stake in the Italy Joint Venture and US$1,042 from deposit accounts, primarily relating to the US$987 million pledged as collateral for the Mandatory Tender Offer (“MTO”) that was withdrawn on April 2, 2018. For further information, please refer to Note 3 of our interim unaudited consolidated financial statements attached hereto.

Acquisitions and Dispositions

For information regarding our acquisitions and dispositions, see Notes 9 and 10 to our unaudited interim condensed consolidated financial statements attached hereto.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

FINANCING ACTIVITIES

During the nine months ended September 30, 2018, net cash outflow for financing activities were US$2,454 million compared to net cash outflow of US$356 million during the nine months ended September 30, 2017. The change of net cash flows from financing activities was mainly driven by the net repayment of borrowings during the nine months ended September 30, 2018.

During the nine months ended September 30, 2018, we repaid US$2,712 million of indebtedness and raised US$837 million net of fees paid for borrowings of which, respectively, US$860 and US$610 related to short-term drawings under the VEON Holdings B.V. Revolving Credit Facility.

INDEBTEDNESS

As of September 30, 2018, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$9,108 million, compared to US$11,103 million as of December 31, 2017. As of September 30, 2018, our debt includes overdrawn bank accounts related to cash-pooling program of US$262 million.

As of September 30, 2018 VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Amsterdam B.V.	Cash-pool overdrawn bank accounts	not applicable			230
TOTAL VEON Amsterdam B.V.					230
VEON Holdings B.V.	Loan from SberBank	10.0000%	RUB	95,000	1,449	19.05.2022
VEON Holdings B.V.	Loan from Alfa Bank	8.8000%	RUB	17,500	267	30.08.2022
VEON Holdings B.V.	Loan from VTB	8.7500%	RUB	30,000	457	30.08.2022
VEON Holdings B.V.	Loan from CCB	3 m EURIBOR +1.9%	EUR	100	116	10.11.2022
VEON Holdings B.V.	Notes	5.2000%	USD	571	571	13.02.2019
VEON Holdings B.V.	Notes	3.9500%	USD	600	600	16.06.2021
VEON Holdings B.V.	Notes	7.5043%	USD	628	628	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	983	983	13.02.2023
VEON Holdings B.V.	Notes	4.9500%	USD	900	900	17.06.2024
TOTAL VEON Holdings B.V.					5,971
GTH Finance B.V.	Notes	6.2500%	USD	500	500	26.04.2020
GTH Finance B.V.	Notes	7.2500%	USD	700	700	26.04.2023
TOTAL GTH Finance B.V.					1,200
PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	377	377	02.02.2021
PJSC VimpelCom	Other PJSC VimpelCom				68
TOTAL PJSC VimpelCom					445
Pakistan Mobile Communications Limited	Sukuk Certificates	3 months KIBOR + 0.88%	PKR	2,875	23	20.12.2019
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.90%	PKR	3,333	27	23.12.2020
Pakistan Mobile Communications Limited	Loan from ING Bank N.V.	6 month LIBOR plus 1.9%	USD	162	162	31.12.2020
Pakistan Mobile Communications Limited	Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	13,333	108	23.12.2020

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.35%	PKR	5,463	45	29.06.2022
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6.2100%	PKR	5,333	43	31.12.2023
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	7.0300%	PKR	3,534	29	31.12.2023
Pakistan Mobile Communications Limited	Syndicated loan via MCB Bank Limited	6 months KIBOR + 0.35%	PKR	17,000	138	29.06.2022
Pakistan Mobile Communications Limited	Other Pakistan Mobile Communications Limited				98
TOTAL Pakistan Mobile Communications Limited					673
Banglalink Digital Communications Ltd.	Senior Notes	8.6250%	USD	300	300	06.05.2019
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	9,571	114	24.12.2022
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	Average bank deposit rate + 3.0%	BDT	3,488	42	24.12.2020
TOTAL Banglalink Digital Communications Ltd.					456
Optimum Telecom Algérie S.p.A.	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate + 2.0% (floor 5.5%)	DZD	11,250	95	30.12.2019
TOTAL Optimum Telecom Algérie S.p.A.					95
Other entities	Cash-pool overdrawn bank accounts	not applicable			32
Other loans, equipment financing and lease obligations					6
Total VEON consolidated					9,108

*

As of September 30, 2018, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$ 262 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt.

For additional information on our outstanding indebtedness, please refer to Note 11 of our unaudited interim condensed consolidated financial statements attached hereto.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS

During the nine months ended September 30, 2018, our capital expenditures excluding licenses were US$1,068 million compared to US$994 million in the nine months ended September 30, 2017. The increase in capital expenditures excluding licenses was primarily due to continued investments in network development in Russia.

We expect that our capital expenditures excluding licenses in 2018 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE and 3G networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant in the fourth quarter of 2018.

Management anticipates that the funds necessary to meetw our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:

●	Cash we currently hold;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	20

●	Operating cash flows;

●	Export credit agency guaranteed financing;

●	Borrowings under bank financings, including credit lines currently available to us;

●	Syndicated loan facilities; and

●	Issuances of debt securities on local and international capital markets.

As of September 30, 2018, we had an undrawn amount of US$1,803 million under existing credit facilities.

Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As of September 30, 2018, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold approximately 67% of our readily available cash and bank deposits in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.

For more information on risks associated with currency exchange rates, see the section of our 2017 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.”

In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.

As of September 30, 2018, the interest rate risk on the financing of our group was limited as 89% of our group’s total debt was fixed rate debt.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

Unaudited interim condensed

consolidated financial statements

VEON Ltd.

As of and for the nine and three-month periods ended

September 30, 2018

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

for the nine and three-month periods ended September 30

		Nine-month period		Three-month period
	Note	2018	2017*	2018	2017*
(In millions of U.S. dollars, except per share amounts)
Service revenues		6,443	6,891	2,151	2,358
Sale of equipment and accessories		295	173	134	65
Other revenues / other income		99	90	32	33

Total operating revenues	4	6,837	7,154	2,317	2,456

Operating expenses
Service costs		(1,292)	(1,409)	(419)	(489)
Cost of equipment and accessories		(283)	(187)	(128)	(73)
Selling, general and administrative expenses		(2,703)	(2,724)	(922)	(852)
Depreciation		(1,015)	(1,134)	(324)	(358)
Amortization		(380)	(404)	(124)	(136)
Impairment (loss) / reversal	5	(791)	(2)	(781)	3
Gain / (loss) on disposal of non-current assets	9	(47)	(16)	(10)	(7)
Gain / (loss) on sale of subsidiaries	6	20	—	—	—

Total operating expenses		(6,491)	(5,876)	(2,708)	(1,912)

Operating profit		346	1,278	(391)	544

Finance costs		(633)	(673)	(210)	(226)
Finance income		43	70	12	24
Other non-operating gain / (loss), net	7	(49)	(112)	(24)	40
Share of loss of joint ventures and associates		—	(22)	—	—
Impairment of joint ventures and associates		—	(110)	—	—
Net foreign exchange gain / (loss)		(12)	47	(13)	(15)

Profit / (loss) before tax		(305)	478	(626)	367

Income tax expense	8	(345)	(379)	(92)	(173)

Profit / (loss) from continuing operations		(650)	99	(718)	194

Profit / (loss) after tax from discontinued operations	3	(300)	(234)	—	(60)
Gain / (loss) on disposal of discontinued operations	3	1,279	—	1,279	—

Profit / (loss) for the period		329	(135)	561	134

Attributable to:
The owners of the parent (continuing operations)		(378)	67	(424)	176
The owners of the parent (discontinued operations)		979	(234)	1,279	(60)
Non-controlling interest		(272)	32	(294)	18

		329	(135)	561	134

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent from continuing operations		($0.22)	$0.04	($0.24)	$0.10
Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent from discontinued operations		$0.56	($0.13)	$0.73	($0.03)

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent		$0.34	($0.09)	$0.49	$0.07

*

Prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation (see Note 3) and retrospective recognition of depreciation and amortization charges in respect of Deodar (see Note 3).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the nine and three-month periods ended September 30

		Nine-month period		Three-month period
	Note	2018	2017*	2018	2017*
(In millions of U.S. dollars)
Profit / (loss) for the period		329	(135)	561	134
Items that may be reclassified to profit or loss
Net movement on cash flow hedges		(2)	1	—	(1)
Share of other comprehensive income / (loss) of Italy Joint Venture	3	(18)	—	—	—
Foreign currency translation		(563)	(496)	(216)	(558)
Items reclassified to profit or loss
Reclassification of accumulated foreign currency translation reserve to profit or loss	3	(79)	—	(79)	—
Reclassification of accumulated share of other comprehensive income / (loss) of Italy Joint Venture to profit or loss	3	31	—	31	—

Other comprehensive income / (loss) for the period, net of tax		(631)	(495)	(264)	(559)

Total comprehensive income / (loss) for the period, net of tax		(302)	(630)	297	(425)

Attributable to:
The owners of the parent		71	(615)	605	(365)
Non-controlling interests		(373)	(15)	(308)	(60)

		(302)	(630)	297	(425)

*

Prior year comparatives are restated following retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation and amortization charges in respect of Deodar (Note 3).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of

	Note	September 30, 2018	December 31, 2017*
(In millions of U.S. dollars)
Assets
Non-current assets
Property and equipment	9	5,279	6,237
Intangible assets	10	2,010	2,168
Goodwill	10	3,996	4,618
Investments in joint ventures and associates	3	—	1,921
Deferred tax assets		236	336
Non-current income tax advance		34	28
Other financial assets	11	19	34
Other assets		108	201

Total non-current assets		11,682	15,543

Current assets
Inventories		184	72
Trade and other receivables		628	755
Other assets		380	418
Current income tax assets		115	230
Other financial assets	11	72	1,130
Cash and cash equivalents	12	3,370	1,314

Total current assets		4,749	3,919

Assets classified as held for sale	3	—	22

Total assets		16,431	19,484

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		3,915	4,331
Non-controlling interests		(885)	(441)

Total equity		3,030	3,890

Non-current liabilities
Financial liabilities	11	8,170	10,362
Provisions		124	123
Other liabilities		53	83
Deferred tax liabilities		231	376

Total non-current liabilities		8,578	10,944

Current liabilities
Trade and other payables		1,607	1,544
Other liabilities		1,219	1,353
Other financial liabilities	11	1,560	1,268
Current income tax payables		65	48
Provisions		372	422

Total current liabilities		4,823	4,635

Liabilities associated with assets held for sale	3	—	15

Total equity and liabilities		16,431	19,484

*

Prior year comparatives are restated following retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation and amortization charges in respect of Deodar (Note 3).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine-month period ended September 30, 2018

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of December 31, 2017*		1,749,127,404	2	12,753	729	(1,487)	(7,666)	4,331	(441)	3,890

Adjustments arising due to new accounting standards	2	—	—	—	—	46	—	46	11	57

As of January 1, 2018		1,749,127,404	2	12,753	729	(1,441)	(7,666)	4,377	(430)	3,947

Profit / (loss) for the period			—	—	—	601	—	601	(272)	329
Other comprehensive income / (loss)			—	—	10	(1)	(539)	(530)	(101)	(631)

Total comprehensive income / (loss)			—	—	10	600	(539)	71	(373)	(302)

Dividends declared	13		—	—	—	(509)	—	(509)	(93)	(602)
Other			—	—	3	(16)	(11)	(24)	11	(13)

As of September 30, 2018		1,749,127,404	2	12,753	742	(1,366)	(8,216)	3,915	(885)	3,030

for the nine-month period ended September 30, 2017

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of January 1, 2017		1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

Profit / (loss) for the period			—	—	—	(167)	—	(167)	32	(135)
Other comprehensive income / (loss)			—	—	—	—	(448)	(448)	(47)	(495)

Total comprehensive income / (loss)			—	—	—	(167)	(448)	(615)	(15)	(630)

Dividends declared			—	—	—	(536)	—	(536)	(158)	(694)
Share-based payment transactions		122,756	—	—	3	—	—	3	—	3
Changes in ownership interest in a subsidiary that do not result in a loss of control			—	—	(12)	—	—	(12)	(247)	(259)
Legal reserves			—	—	6	(6)	—	—	—	—

As of September 30, 2017		1,749,127,404	2	12,753	750	(1,148)	(7,557)	4,800	(337)	4,463

*	Prior year comparatives are restated following retrospective recognition of depreciation and amortization charges in respect of Deodar (Note 3)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the nine-month period ended September 30

	Note	2018	2017*
(In millions of U.S. dollars)
Operating activities
Profit / (loss) before tax from continuing operations		(305)	478
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		2,186	1,540
Gain / (loss) on disposal of non-current assets		47	16
Gain / (loss) on disposal of subsidiaries		(20)	—
Finance income		(43)	(70)
Finance costs		633	673
Other non-operating losses		49	112
Share of loss and impairment of joint ventures and associates		—	132
Net foreign exchange gain		12	(47)
Changes in trade and other receivables and prepayments		123	(176)
Changes in inventories		(125)	34
Changes in trade and other payables		168	217
Changes in provisions and pensions		(5)	(80)
Interest paid		(559)	(570)
Interest received		43	57
Income tax paid		(324)	(320)

Net cash flows from operating activities		1,880	1,996

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		12	15
Purchase of property, plant and equipment and intangible assets		(1,504)	(1,559)
Proceeds from sale of Italy Joint Venture	3	2,830	—
Receipts from / (payment on) deposits	3	1,042	(37)
Receipts from / (investment in) financial assets		50	(109)
Proceeds from sale of shares in subsidiaries, net of cash disposed		2	—

Net cash flows from / (used in) investing activities		2,432	(1,690)

Financing activities
Acquisition of non-controlling interest		—	(259)
Proceeds from borrowings, net of fees paid**	11	837	5,247
Repayment of borrowings		(2,712)	(4,657)
Dividends paid to owners of the parent		(487)	(518)
Dividends paid to non-controlling interests		(92)	(169)

Net cash flows from / (used in) financing activities		(2,454)	(356)

Net (decrease) / increase in cash and cash equivalents		1,858	(50)
Net foreign exchange difference		(65)	(325)
Cash and cash equivalents classified as held for sale
at the beginning of period		1	—
at the end of the period		—	(2)
Cash and cash equivalents at beginning of period		1,314	2,942

Cash and cash equivalents at end of period, net of overdraft***	12	3,108	2,565

*	Prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation (see Note 3).
**	Fees paid for borrowings were US$6 (2017: US$52)
***	Overdrawn amount was US$262 (2017: US$ nil)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

1	GENERAL INFORMATION

VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.

VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Share information

As of September 30, 2018, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	256,703,840	14.6%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float	513,454,732	29.2%

Total outstanding common shares	1,756,731,135	100.0%

Shares held by the Company or its subsidiaries (“Treasury shares”)	7,603,731	0.4%

*

LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne (“Conditions of Administration”) in connection with the transfer of 145,947,562 ADSs from LetterOne to Stichting on March 29, 2016, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting’s articles of association.

Nature of operations and principal activities

VEON earns revenues by providing voice and data telecommunication services through a range of traditional and broadband mobile and fixed-line technologies.

As of September 30, 2018, the Company operated telecommunications services in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Armenia, Georgia and Kyrgyzstan. In the third quarter of 2018, VEON sold its 50% share in the Italy Joint Venture (see Note 3).

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

2	BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PREPARATION

The interim condensed consolidated financial statements for the nine and three-month periods ended September 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2017.

The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017.

A number of new and amended standards became effective as of January 1, 2018, the impact of which is described below. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

New accounting standards in 2018

The following table presents the transitional impact that adoption of IFRS 9, ‘Financial Instruments’ (“IFRS 9”) and IFRS 15, ‘Revenue from contracts with customers’ (“IFRS 15”) have had on the opening balance sheet of the Group, as of January 1, 2018. Further details regarding the impact of IFRS 9 and IFRS 15 can be found below.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Opening	Impact of IFRS 9		Impact of IFRS 15
	balance sheet **	Classification and measurement	Impairment	Revenue and contract costs	Adjusted opening balance sheet
Assets
Non-current assets
Investments in joint ventures and associates	1,921	(25)	(10)	38	1,924
Deferred tax assets	336	—	2	(12)	326
Other financial assets
Available for sale	18	(18)	—	—	—
Fair value through other comprehensive income	—	18	—	—	18
Other assets	201	—	—	93 *	294
Current assets
Trade and other receivables
Trade and other receivables, gross	914	—	—	—	914
Allowance for doubtful debt	(169)	—	(14)		(183)
Other financial assets
Available for sale	53	(53)	—	—	—
Fair value through profit or loss		20			20
Fair value through other comprehensive income	—	33	—	—	33
Other assets	418	—	—	(4)	414
Equity
Equity attributable to equity owners of the parent	4,331	(25)	(16)	87	4,377
Non-controlling interests	(441)	—	(4)	15	(430)
Liabilities
Other liabilities (current)	1,353	—	—	(1)	1,352
Deferred tax liabilities	376	—	(2)	14	388

* Capitalization of incremental costs incurred in acquiring a contract with a customer.

** Opening balance sheet numbers are restated following retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation and amortization charges in respect of Deodar (Note 3)

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

IFRS 15 ‘Revenue from contracts with customers’

IFRS 15 replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. IFRS 15 addresses revenue recognition for contracts with customers, as well as treatment of incremental costs incurred to obtain a contract with a customer, described in more detail below.

Revenue recognition

Due to the nature of the Group’s existing product offerings (i.e. prevailing pre-paid service offerings), as well as the Group’s existing accounting policies, the impact of IFRS 15 on revenue recognition by the Group will be immaterial.

Costs of obtaining a contract with customer

Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer (“contract costs”), which previously did not qualify for recognition as an asset under any of the other accounting standards, are deferred in the consolidated statement of financial position. Such costs relate primarily to commissions paid to third-party dealers and are amortized as revenue is recognized under the related contract, within the ‘Selling, general and administrative expenses’ line item within the income statement.

The Group applies the practical expedient available in IFRS 15 for contract costs for which the amortization would have been shorter than 12 months. Such costs relate primarily to commissions paid to third-party dealers upon top-up of prepaid credit by customers and sale of top-up cards.

The impact of capitalizing contract costs upon implementation of IFRS 15 is shown in the table earlier in this Note.

Transition

The standard is effective for annual periods beginning on or after January 1, 2018. The Group has adopted the standard using the modified retrospective approach, which means that the cumulative impact of the adoption has been recognized in retained earnings as of January 1, 2018 and that comparatives have not been restated.

The impact that adoption of IFRS 15 has had on the opening balance sheet of the Group, as of January 1, 2018, is shown in the table presented earlier in this Note.

IFRS 9 ‘Financial instruments’

IFRS 9 replaces IAS 39 ‘Financial instruments: Recognition and Measurement’ (“IAS 39”). IFRS 9 impacts the Group’s classification and measurement of financial instruments, impairment of financial assets and hedge accounting, described in more detail below.

Classification and measurement

The new standard requires the Company to assess the classification of financial assets on its balance sheets in accordance with the cash flow characteristics of the financial assets and the relevant business model that the Company has for a specific class of financial assets.

IFRS 9 no longer has an “Available-for-sale” classification for financial assets. The new standard has different requirements for debt or equity financial assets.

Debt instruments should be classified and measured either at:

•	Amortized cost, where the effective interest rate method will apply;

•	Fair value through other comprehensive income, with subsequent recycling to the income statement upon disposal of the financial asset; or

•	Fair value through profit or loss.

Investments in equity instruments, other than those to which consolidation or equity accounting apply, should be classified and measured either at:

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

•	Fair value through other comprehensive income, with no subsequent recycling to the income statement upon disposal of the financial asset; or

•	Fair value through profit or loss.

The Company continues to initially measure financial assets at its fair value plus transaction cost upon initial recognition, except for financial assets measured at fair value through profit and loss, consistent with current practices. The classification for the majority of financial assets has not been impacted by the transition to IFRS 9 on January 1, 2018. The reclassifications upon transition to IFRS 9 are shown in the table presented earlier in this Note.

Impairment (allowance for doubtful debt)

IFRS 9 introduces the Expected Credit Loss model, which replaces the incurred loss model of IAS 39 whereby an allowance for doubtful debt was required only in circumstances where a loss event has occurred. By contrast, the Expected Credit Loss model requires the Company to recognize an allowance for doubtful debt on all financial assets carried at amortized cost (including, for example, ‘Trade receivables’), as well as debt instruments classified as financial assets carried at fair value through other comprehensive income (for example, government bonds held for liquidity purposes), since initial recognition, irrespective whether a loss event has occurred.

As a result, the allowance for doubtful debt of the Company has increased upon implementation of IFRS 9 on January 1, 2018. The impact of applying the Expected Credit Loss model is shown in the table earlier in this Note.

Hedge Accounting

IFRS 9 allows for more possibilities for the Company to apply hedge accounting (for example, risk components of non-financial assets or liabilities may be designated as part of a hedging relationship). In addition, the requirements of the standard have been more closely aligned with the Company’s risk management policies and hedge effectiveness will be measured prospectively.

Transition

The Group has adopted the standard using the modified retrospective approach for classification and measurement and impairment. This means that the cumulative impact of the adoption has been recognized in retained earnings as of January 1, 2018 and that comparatives are not restated.

All hedge accounting relationships existing as of January 1, 2018 have been continued under IFRS 9.

The Company has retrospectively adopted the cost of hedging approach for foreign currency basis spreads existing in cross-currency interest rate swaps used in a hedging relationship, the impact of which is immaterial to the consolidated financial results and position of the Group.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET ADOPTED BY THE GROUP

IFRS 16 ‘Leases’

IFRS 16 replaces the IAS 17 Leases, the current lease accounting standard and will become effective on January 1, 2019. The new lease standard will require assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding liability. The Company is in the process of assessing the impact of IFRS 16, which is expected to be material, on the consolidated financial statements upon adoption in 2019.

IFRIC 23 ‘Uncertainty over income tax treatments’

The Interpretation clarifies the application of recognition and measurement requirements in IAS 12 ‘Income Taxes’ when there is uncertainty over income tax treatments. The Group has yet to assess the impact of IFRIC 23, which may be material to the consolidated income statement and consolidated financial position upon adoption in 2019.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

3	SIGNIFICANT TRANSACTIONS

Sale of Italy Joint Venture

On July 3, 2018, VEON entered into an agreement with CK Hutchison for the sale of its 50% stake in the Italy Joint Venture. On September 7, 2018 the transaction was completed, and cash consideration was received in the amount of EUR 2,450 million (US$2,830).

The effect of the disposal is detailed below:

2018
Cash consideration received	2,830
Derecognition of assets classified as held for sale	(1,599)
Release cumulative share of other comprehensive income / (loss) of Italy Joint Venture	(31)
Release cumulative foreign currency translation reserve related to Italy Joint Venture *	79

Gain / (loss) on disposal of discontinued operations	1,279

*

Included in the release of cumulative foreign currency translation reserve is an accumulated loss of US$80, arising from the release of the net investment hedge related to the Company’s investment in the Italy Joint Venture.

Following the classification as a disposal group held for sale, on June 30, 2018, the Company ceased accounting for the investment in the Italy Joint Venture using the equity method of accounting.

The table below provides the details of share of profit / (loss) and share of other comprehensive income / (loss) of the Italy Joint Venture for the following periods ended September 30:

	Nine-month period		Three-month period
Discontinued operations	2018	2017	2018	2017
Share of profit / (loss) of Italy Joint Venture	(300)	(234)	—	(60)

Share of other comprehensive income / (loss) of Italy Joint Venture	(18)	—	—	—

Termination of Deodar sale

On September 15, 2018, VEON terminated the agreement for the sale of its subsidiary, Deodar, which was previously classified as a disposal group held for sale on June 30, 2017. The transaction was terminated due to the parties failing to receive all required regulatory approvals and the extended long-stop date of September 14, 2018 having passed. As a result of this termination, the Company amended prior periods presented in these interim consolidated financial statements to retrospectively recognize the depreciation charge that would have been recognized, had the disposal group not been classified as held for sale.

The following table shows the impact of the retrospective recognition of depreciation expense in profit or loss for the period ended December 31, 2017 and reversal of the reclassification of Deodar assets and liabilities as held for sale on VEON’s balance sheet as of December 31, 2017:

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Balance sheet as reported	Retrospective depreciation recorded in 2017	Reclassification	Adjusted balance sheet
Assets
Property and equipment	6,097	(37)	177	6,237
Goodwill	4,394	—	224	4,618
Deferred tax assets	272	—	64	336
Other non-current assets	199	—	2	201
Other current assets	2,443	—	44	2,487
Assets classified as held for Sale	533	—	(511)	22
Equity
Equity attributable to equity owners of the parent	4,352	(21)	—	4,331
Equity of non-controlling interest	(425)	(16)	—	(441)
Liabilities
Non-current liabilities	10,937	—	7	10,944
Current liabilities	4,607	—	28	4,635
Liabilities associated with assets held for sale	50	—	(35)	15

Exit from Euroset Holding N.V. Joint Venture

On July 7, 2017, PJSC VimpelCom, a subsidiary of the Company, entered into a Framework Agreement with PJSC MegaFon (“MegaFon”) to unwind their retail joint venture, Euroset Holding N.V. (“Euroset”). Under the agreement, MegaFon acquired PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom paid RUB 1.20 billion (US$21) and acquired rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction was successfully completed on February 22, 2018 and was accounted for as an asset acquisition, primarily the acquisition of contract-based intangible assets (see Note 10) representing the right to use retail stores.

Withdrawal of mandatory tender offer in relation to Global Telecom Holding S.A.E

On April 2, 2018, VEON notified the Egyptian Financial Regulatory Authority (FRA) that, given the lapse of time and absence of FRA approval, VEON was withdrawing the Mandatory Tender Offer (MTO) filed on November 8, 2017, and did not intend to proceed with another MTO at that time.

Cash in an amount of US$987, which had been pledged as collateral for the MTO, was released during the first quarter of 2018.

4	SEGMENT INFORMATION

Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses (“Capital expenditures”).

As of September 30, 2018, the Italy Joint Venture is no longer a reportable segment, due to its classification as a discontinued operation in June 2018 and subsequent sale.

Financial information by reportable segment for the nine and three-month periods ended September 30 is presented in the following tables.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Nine-month period ended September 30
	External						Of which:
	customers		Inter-segment		Total revenue		Mobile		Fixed
Revenue	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Russia	3,495	3,499	17	24	3,512	3,523	3,077	3,012	435	511
Pakistan	1,119	1,146	7	—	1,126	1,146	1,126	1,146	—	—
Algeria	607	701	2	—	609	701	609	701	—	—
Bangladesh	391	443	—	—	391	443	391	443	—	—
Ukraine	492	446	17	17	509	463	476	432	33	31
Uzbekistan	238	435		1	238	436	236	433	2	3
All others	495	484	(43)	(42)	452	442	381	396	71	46

Total segments	6,837	7,154	—	—	6,837	7,154	6,296	6,563	541	591

	Three-month period ended September 30
	External						Of which:
	customers		Inter-segment		Total revenue		Mobile		Fixed
Revenue	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Russia	1,165	1,221	7	8	1,172	1,229	1,038	1,057	134	172
Pakistan	390	391	5	—	395	391	395	391	—	—
Algeria	207	238	—	—	207	238	207	238	—	—
Bangladesh	131	144	—	—	131	144	131	144	—	—
Ukraine	174	160	6	6	180	166	170	155	10	11
Uzbekistan	83	130	—	—	83	130	82	129	1	1
All others	167	172	(18)	(14)	149	158	122	143	27	15

Total segments	2,317	2,456	—	—	2,317	2,456	2,145	2,258	172	198

	Nine-month period ended September 30				Three-month period ended September 30
	Adjusted EBITDA		Capital expenditures excluding licenses		Adjusted EBITDA		Capital expenditures excluding licenses
Other disclosures	2018	2017	2018	2017*	2018	2017	2018	2017*
Russia	1,303	1,359	561	437	419	479	188	185
Pakistan	541	530	156	177	192	209	33	78
Algeria	271	334	58	97	93	115	16	42
Bangladesh	139	186	85	55	48	56	9	28
Ukraine	287	254	88	79	103	90	27	25
Uzbekistan	106	228	35	48	38	66	9	10
HQ	(224)	(200)	9	24	(92)	(30)	2	7
Other	136	143	76	77	47	57	27	23

Total segments	2,559	2,834	1,068	994	848	1,042	311	398

*	Prior period comparatives have been restated to exclude certain costs, such as cost to acquire telecommunication licenses.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides the reconciliation of consolidated Adjusted EBITDA to Profit / (loss) before tax for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2018	2017*	2018	2017*
Total Segments Adjusted EBITDA	2,559	2,834	848	1,042
Depreciation	(1,015)	(1,134)	(324)	(358)
Amortization	(380)	(404)	(124)	(136)
Impairment (loss) / reversal	(791)	(2)	(781)	3
Gain / (loss) on disposal of non-current assets	(47)	(16)	(10)	(7)
Gain / (loss) on sale of subsidiaries	20	—	—	—
Finance costs	(633)	(673)	(210)	(226)
Finance income	43	70	12	24
Other non-operating gain / (loss), net	(49)	(112)	(24)	40
Share of loss of joint ventures and associates	—	(22)	—	—
Impairment of joint ventures and associates	—	(110)	—	—
Net foreign exchange gain	(12)	47	(13)	(15)

Profit / (loss) before tax	(305)	478	(626)	367

*	Prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation (see Note 3)

5	IMPAIRMENT

Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model, using cash flow projections from business plans prepared by management. The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating units (“CGU”) when reviewing for indicators of impairment in interim periods.

During the third quarter of 2018, due to operational underperformance of its operations in Algeria, Armenia, Bangladesh, Georgia and Kyrgyzstan, the Company has revised its previous estimates and assumptions regarding the future cash flows of these CGU’s. As a result, the Company recorded an impairment of US$781 against the carrying values of these CGU’s during the three-month period ended September 30, 2018.

	Property and equipment	Intangible assets	Goodwill	Total impairment
Algeria	—	—	125	125
Armenia	46	10	25	81
Bangladesh	221	230	—	451
Georgia	31	19	—	50
Kyrgyzstan	—	—	74	74

	298	259	224	781

For these CGU’s, impairment losses were allocated first to the existing carrying value of goodwill, and then subsequently to property and equipment and intangible assets based on relative carrying values.

KEY ASSUMPTIONS

The recoverable amounts of CGU’s have been determined using fair value less costs of disposal. The recoverable amounts of CGUs have been determined based on fair value less costs of disposal calculations, using cash flow projections from business plans prepared by management.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Key assumptions	Algeria	Armenia	Bangladesh	Georgia	Kyrgyzstan
Discount rate	11.1%	12.5%	12.2%	10.6%	14.8%
Average annual revenue growth rate *	0.7%	0.2%	0.6%	2.1%	2.8%
Long-term growth rate	0.9%	0.8%	4.0%	3.0%	5.0%
Average operating margin *	44.0%	23.5%	35.5%	25.7%	40.2%
Average capital expenditure as a percentage of revenue *	15.1%	20.1%	13.6%	24.5%	16.1%

*	During the explicit forecast period of five years

6	GAIN ON DISPOSAL OF SUBSIDIARIES

SALE OF LAOS AND TAJIKISTAN OPERATIONS

During the second quarter of 2018, the Company sold its operations in Laos and Tajikistan to external parties, which were previously classified as disposal groups held for sale. The effect of the disposals is detailed below:

	Laos	Tajikistan	Total
Net cash consideration received	22	—	22
Derecognition of assets classified as held for sale	(21)	(13)	(34)
Derecognition of liabilities classified as held for sale	13	25	38
Derecognition of non-controlling interests	(6)	—	(6)
Release cumulative other comprehensive income related to disposal group	1	(1)	—

Gain on disposal	9	11	20

Laos operations

On October 27, 2017, VimpelCom Holding Laos B.V. (“VimpelCom Laos”), a subsidiary of the Company, entered into a Sale and Purchase Agreement for the sale of its operations in Laos to the Lao People’s Democratic Republic (“Government of Laos”). Under the agreement, VimpelCom Laos transferred its 78% interest in VimpelCom Lao Co. Limited (“VIP Lao”) to the Government of Laos, the minority shareholder, on a debt-free basis, in exchange for a purchase consideration of US$22.

Purchase consideration was received in two separate payments, on December 8, 2017 and February 22, 2018. The sale of Laos was completed on May 3, 2018.

Tajikistan operations

On April 5, 2018, VEON Holdings B.V., a fully-owned subsidiary of the Company, signed an agreement with ZET Mobile Limited (“ZET”) for the sale of 100% of shares in its subsidiary, Vimpelcom (BVI) AG, which owns 98% of shares in Tacom LLC (“Tacom”). The remaining 2% interest in Tacom was owned by the shareholder of ZET. Under the agreement, ZET has indirectly acquired 98% of shares in Tacom.

The transaction was completed on June 8, 2018.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

7	OTHER NON-OPER ATING LOSSES, NET

Other non-operating losses consisted of the following for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2018	2017	2018	2017
Loss from early debt redemption	—	(124)	—	—
Change of fair value of derivatives	(61)	(36)	(39)	(13)
Other gains / (losses)	12	48	15	53

Other non-operating gain / (loss), net	(49)	(112)	(24)	40

8	INCOME TAXES

Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at reporting date, and any adjustment to tax payable or receivable in respect of previous years.

Income tax expense consisted of the following for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2018	2017	2018	2017
Current income taxes	423	403	127	207
Deferred income taxes	(78)	(24)	(35)	(34)

Income tax expense	345	379	92	173

Effective tax rate*	-113.1%	79.3%	-14.7%	47.1%

*

Effective tax rate for prior year comparatives has been recalculated based on restated profit / (loss) before tax from continuing operations, arising from classification of the Italy Joint Venture as a disposal group held for sale as of June 30, 2018 and its subsequent sale in September 2018.

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the nine and three-month periods ended September 30, 2018 (-113.1% and -14.7%, respectively) was mainly driven by non-deductible impairment losses recognized in the third quarter of 2018 of US$781. If these expenses are not taken into account, the effective tax rate for the nine and three-month periods ending September 30, 2018 would have been 72.5% and 59.4%, respectively, impacted by profitability in countries with a higher nominal rate and income tax losses, primarily within holding entities in the Netherlands, for which no deferred tax-asset has been recognized.

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the nine and three-month periods ending September 30, 2017 (79.3% and 47.1%, respectively) was mainly driven by non-deductible expenses of US$110 from impairment of joint ventures, as well as tax losses arising from early debt redemption loss of US$124, for which no deferred tax asset was recognized. If these expenses are not taken into account, the effective tax rate for the nine and three-month periods ended September 30, 2017 would have been 53.2% and 28.8%, respectively, impacted by profitability in countries with a higher nominal tax rate, other non-deductible expenses and other income tax losses for which no deferred tax asset has been recognized.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

9	PROPERTY AND EQUIPMENT

ACQUISITIONS AND DISPOSALS

The movement in property and equipment for the nine and three-month periods ended September 30 included the following:

	Nine-month period		Three-month period
	2018	2017	2018	2017
Cost of acquired assets	948	870	301	356
Net book value of assets disposed	57	38	13	15
Net loss on disposal of assets	47	16	10	7

As of September 30, 2018, there was an increase in property and equipment which related to restating the Deodar assets in the Company’s balance sheet as a result of the reclassification of Deodar from a disposal group held for sale (see Note 3).

For the nine and three-month periods ended September 30, 2018, impairment losses of US$298 were recognized in respect of property and equipment of Armenia, Georgia and Bangladesh (see Note 5).

There were no other material changes to property and equipment, other than those mentioned above, and foreign currency translation differences, depreciation charges, divestments and ongoing network construction for the period ended September 30, 2018 and 2017.

10	INTANGIBLE ASSETS

ACQUISITIONS AND DISPOSALS

The intangible assets acquired in the nine and three-month periods ended September 30 included the following:

	Nine-month period		Three-month period
	2018	2017	2018	2017
Telecommunications licenses, frequencies and permissions	497	325	7	8
Software	117	122	5	42
Other intangible assets	24	2	2	—

Total intangible assets acquired	638	449	14	50

With the exception of the spectrum acquisitions and impairment losses described below, foreign currency translation differences and amortization charges, there were no material changes to intangible assets during the nine and three-month periods ended September 30, 2018.

For the nine and three-month periods ended September 30, impairment losses of US$259 were recognized in respect of intangible assets in Armenia, Georgia and Bangladesh (see Note 5).

Acquisition of spectrum in Ukraine

In January 2018, the Company’s wholly-owned subsidiary in Ukraine, Kyivstar, secured one of three licenses to provide nationwide 4G/LTE services, subject to final regulatory approvals. Kyivstar paid UAH 0.9 billion (US$32) for 15MHz (paired) of contiguous frequency in the 2600 MHz band.

In addition, in March 2018, Kyivstar was awarded the following spectrum in the 1800MHz band suitable for 4G/LTE:

•	25MHz (paired) at UAH 1.325 billion (US$47); and

•	two lots of 5MHz (paired) at UAH 1.512 billion (US$53).

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Acquisition of additional spectrum and 4G/LTE License in Bangladesh

In February 2018, the Company’s wholly-owned subsidiary in Bangladesh, Banglalink, was awarded technology neutral spectrum in the 1800 and 2100 MHz bands.

Banglalink will pay a total of US$308.6 for the spectrum excluding VAT. An upfront payment of 60% for the spectrum was paid in February 2018, with the remaining 40% payable over four years. In addition, Banglalink has paid US$35 to convert its existing spectrum holding in 900MHz and 1800MHz into technology neutral spectrum and a fee of BDT 100 million (US$1.2) to acquire the 4G/LTE license.

GOODWILL

The movement in goodwill for the Group, per cash generating unit (“CGU”), consisted of the following for the nine-month period ended September 30, 2018:

CGU	September 30, 2018	Impairment	Currency translation	December 31, 2017 *
Russia	2,137	—	(297)	2,434
Algeria	1,176	(125)	(39)	1,340
Pakistan	421	—	(47)	468
Kazakhstan	162	—	(15)	177
Kyrgyzstan	54	(74)	—	128
Uzbekistan	46	—	—	46
Armenia	—	(25)	—	25

Total	3,996	(224)	(398)	4,618

*	Prior year comparatives are restated following reversal of reclassification of Deodar assets as held for sale (Note 3).

During the third quarter of 2018, impairment losses of US$224 were recognized in respect of goodwill in Algeria, Armenia and Kyrgyzstan (see Note 5).

11	FINANCIAL ASSETS AND LIABILITIES

SIGNIFICANT CHANGES IN FINANCIAL ASSETS AND LIABILITIES

There were no significant changes in financial assets and liabilities in the nine-month period ended September 30, 2018, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risks and risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017.

Upon transition to IFRS 9, the Company has reclassified financial assets from “Available for sale” to “Fair value through other comprehensive income with recycling” (see Note 2).

Sale of Italy Joint Venture

Certain net investment hedge relationships related to the Company’s investment in the Italy Joint Venture ceased upon sale of the Italy Joint Venture on September 7, 2018. As a result, related hedge accounting relationships were terminated and a loss of US$80 that had accumulated since inception of the net investment hedge was therefore reclassified to profit or loss (see Note 3).

Prepayment of term loans

During September 2018, a portion of proceeds from the sale of Italy Joint Venture (see Note 3) was used to prepay certain outstanding bank loans before their maturity in total amount of US$821, the most significant of which was prepayment of EUR 526 million (US$616) of the Euro denominated term loan.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Banglalink financing

In February and April 2018 Banglalink Digital Communications Limited (“Banglalink”), a subsidiary of the Company, has performed multiple drawdowns in a total amount of BDT 13,059 million (US$157) under two syndicated facilities with several banks, which were entered into pursuant to an agreement dated December 24, 2017 for an amount of BDT 29,300 million (US$355 as of December 24, 2017). Repayment will take place through periodic instalments between December 24, 2018 and December 24, 2022.

Bank loans and bonds

The Company had the following principal amounts outstanding for interest-bearing loans and bonds at reporting date:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	September 30, 2018	December 31, 2017
VEON Holdings	Loans	None	RUB	8.75% - 10.0%	2022	2,173	2,474
VEON Holdings	Notes	None	US$	5.2% - 5.95%	2019 - 2023	1,554	1,554
VEON Holdings	Notes	None	US$	3.95% - 4.95%	2021 - 2024	1,500	1,500
VEON Holdings	Loans	None	EUR	3mEURIBOR + 1.9% - 2.75%	2022	116	752
VEON Holdings	Notes	PJSC VimpelCom	US$	7.5%	2022	628	628
VEON Holdings	Syndicated loan (RCF)	None	US$	1mLIBOR + 2.25%	2018	—	250
VEON Holdings	Notes	None	RUB	9.0%	2018	—	208
VEON Amsterdam B.V.	Loan	EKN*, PJSC VimpelCom	US$	1.72%	2018	—	159
GTH Finance B.V.	Notes	VEON Holdings B.V.	US$	6.25% - 7.25%	2020 - 2023	1,200	1,200
VIP Finance Ireland	Eurobonds	None	US$	7.75%	2021	377	543
PMCL	Loans	None	PKR	6mKIBOR + 0.35% - 0.9%	2020 - 2022	318	379
PMCL	Loans	EKN*	US$	6mLIBOR + 1.9%	2020	162	212
Banglalink	Senior Notes	None	US$	8.6%	2019	300	300
Banglalink	Syndicated loans	None	BDT	Average bank deposit rate + 3.0% - 4.25%	2020 - 2022	156	—
Optimum Telecom Algérie S.p.A.	Syndicated loan	Omnium Telecom Algérie S.p.A.	DZD	Bank of Algeria re-discount rate + 2.0%	2019	95	131
	Other debt **					529	813

	Total bank loans and bonds					9,108	11,103

*	Exportkreditnämnden (The Swedish Export Credit Agency)
**	As of September 30, 2018, other debt includes overdrawn bank accounts related to cash-pooling program of US$262 (2017: US$ nil), see Note 12.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

FAIR VALUES

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the interim condensed consolidated financial statements as of September 30, 2018, other than those with carrying amounts that are reasonable approximations of fair values:

	Carrying value		Fair value
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Financial assets
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	11	5	11	5
Embedded derivatives in notes	—	5	—	5
Financial assets at fair value through other comprehensive income (with recycling)	42	—	42	—
Available for sale financial assets (see Note 2)	—	71	—	71

Total financial assets at fair value	53	81	53	81

Financial assets at amortized cost
Bank deposits and interest accrued	8	70	8	70
Cash pledged as collateral (see Note 3)	27	998	27	998
Other investments	—	12	—	12
Other loans granted	3	3	3	3

Total financial assets at amortized cost	38	1,083	38	1,083

Total financial assets	91	1,164	91	1,164

Non-current	19	34
Current	72	1,130

	Carrying value		Fair value
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Financial Liabilities
Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	14	—	14	—
Cross currency interest rate exchange contracts	48		48
Contingent consideration	44	49	44	49
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	—	59	—	59
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	1	—	1

Total financial liabilities at fair value	106	109	106	109

Financial liabilities at amortized cost
Bank loans and bonds, principal	9,108	11,103	9,171	11,548
Interest accrued	118	129	118	130
Discounts, unamortized fees, hedge basis adjustment	(12)	(34)	—	—

Bank loans and bonds at amortized cost	9,214	11,198	9,289	11,678
Put-option liability over non-controlling interest	322	310	322	310
Other financial liabilities	88	13	88	13

Total financial liabilities at amortized cost	9,624	11,521	9,699	12,001

Total financial liabilities	9,730	11,630	9,805	12,110

Non-current	8,170	10,362
Current	1,560	1,268

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The fair value of the financial assets and liabilities are included as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for instruments with similar maturity and risk profile.

The carrying amount of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their respective fair value.

The fair value of derivative financial instruments is determined using present value techniques such as discounted cash flow techniques, Monte Carlo simulation and/or the Black-Scholes model. These valuation techniques are commonly used for valuations of derivatives. Observable inputs used in the valuation techniques include LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities.

The fair value of debt instruments measured at fair value through other comprehensive income are determined through comparison of various multiples and reference to market valuation of similar instruments quoted in an active market. If information is not available, a discounted cash flow method is used.

Fair value measurements for financial liabilities at amortized cost are based on quoted market prices, where available. If the quoted market price is not available, the fair value measurement is based on discounted expected future cash flows using a market interest rate curve, credit spreads and maturities.

Fair value hierarchy

As of September 30, 2018 and December 31, 2017, the Group recognized financial instruments at fair value in the statement of financial position.

The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs are unobservable inputs for the asset or liability

The following table provides the disclosure of recurring fair value measurements separately for each major class of assets and liabilities.

As of September 30, 2018	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	11	—	11
Financial assets at fair value through other comprehensive income (with recycling)	—	42	—	42

Total financial assets at fair value	—	53	—	53

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	14	—	14
Cross currency interest rate exchange contracts	—	48	—	48
Contingent consideration	—	—	44	44
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	—	—	—

Total financial liabilities at fair value	—	62	44	106

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

As of December 31, 2017	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	5	—	5
Embedded derivatives in notes	—	5	—	5
Available for sale financial assets (see Note 2)	—	71	—	71

Total financial assets at fair value	—	81	—	81

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	—	—	—
Contingent consideration	—	—	49	49
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	—	59	—	59
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	1	—	1

Total financial liabilities at fair value	—	60	49	109

The reconciliation of movements relating to financial instruments classified in Level 3 of the fair value hierarchy:

Financial liabilities at fair value through profit or loss	Contingent consideration	Total
As of December 31, 2017	49	49
Change in fair value recognized in the income statement	(5)	(5)

As of September 30, 2018	44	44

Transfers into and out of fair value hierarchy levels are recognized at the end of the reporting period (or the date of the event or change in circumstances that caused the transfer). On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

During the nine-month period ended September 30, 2018, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

All impairment losses and changes in fair values of financial instruments are unrealized and are recorded in “Other non-operating losses” in the consolidated income statement or “Other” in the consolidated statement of comprehensive income.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

12	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following items:

	September 30, 2018	December 31, 2017
Cash and cash equivalents at banks and on hand	936	850
Short-term deposits with original maturity of less than three months	2,434	464

Cash and cash equivalents	3,370	1,314

Less overdrafts	(262)	—

Cash and cash equivalents, net of overdrafts, as presented in the consolidated statement of cash flows	3,108	1,314

As of September 30, 2018 and December 31, 2017, there were no restricted cash and cash equivalent balances. Cash balances as of September 30, 2018 include investments in money market funds of US$618 (December 31, 2017: US$91).

As of September 30, 2018, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$262 (2017: US$ nil). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

13	DIVIDENDS PAID AND PROPOSED

On February 22, 2018, the Company announced that the VEON Board of Directors had approved a final dividend of US 17 cents per share, which was paid on March 13, 2018. For ordinary shareholders at Euronext Amsterdam, the final dividend of US 17 cents was paid in euro.

The Board of Directors approved the distribution of an interim gross dividend of US 12 cents per share for 2018, which was paid on August 20, 2018. For ordinary shareholders at Euronext Amsterdam, the interim dividend of US 12 cents was paid in euro.

The Company made appropriate tax withholdings of up to 15% when the dividend was paid to the Company’s share depositary, The Bank of New York Mellon.

14	RELATED PARTIES

As of September 30, 2018, the Company has no ultimate controlling shareholder. See also Note 1 for details regarding ownership structure.

The following table provides the total amount of transactions that have been entered into with related parties for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2018	2017	2018	2017
Revenue from related parties
Telenor	—	58	—	19
Joint ventures and associates	14	23	3	7

	14	81	3	26

Services from related parties
Telenor	—	54	—	18
Joint ventures and associates	7	24	2	7

	7	78	2	25

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides the total balance of accounts with related parties and their affiliates at the end of the relevant period:

	September 30, 2018	December 31, 2017
Accounts receivable from related parties
Joint ventures and associates	—	23
Other assets due from related parties	3	3

	3	26

Accounts payable to related parties
Joint ventures and associates	—	5

	—	5

SERVICE AGREEMENTS

All service agreements with related parties are disclosed in Note 25 in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2017. There were no new agreements entered into between the Company and related parties during the nine-month period ended September 30, 2018.

The contract regarding provision of management services with LetterOne was terminated on December 12, 2017 with effect from March 12, 2018.

COMPENSATION OF KEY MANAGEMENT PERSONNEL OF THE COMPANY

Value growth cash-based long-term incentive plans

The carrying value of obligations under the Value-growth cash based long-term incentive plan (the “LTI Plan”) as of September 30, 2018 and December 31, 2017, respectively, was equal to US$30 and US$58. Included within ‘Selling, general and administrative expenses’ for the nine and three-month periods ended September 30, 2018, respectively, is a gain of US$24 (2017: expense of US$25) and an expense of US$18 (2017: US$16) relating to share-based payment expense under the LTI Plan.

15	RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

There were no material risks, commitments, contingencies and uncertainties that occurred during the nine-month period ended September 30, 2018, and there were no material changes during the same period to the risks, commitments, contingencies and uncertainties as disclosed in the Note 26 and Note 27 in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017.

16	EVENTS AFTER THE REPORTING PERIOD

Withdrawal of offer to acquire the assets of GTH in Pakistan and Bangladesh

On July 2, 2018, VEON submitted an offer to Global Telecom Holding S.A.E. (“GTH”) to acquire GTH’s operations in Pakistan and Bangladesh for consideration of US$2,550.

On October 10, 2018, VEON terminated its offer to acquire the assets of GTH in Pakistan and Bangladesh. VEON terminated its offer in light of recent events surrounding the Pakistani Rupee and the feedback on the offer received from GTH minority shareholders, that suggested approval would not have been forthcoming.

Amsterdam, November 8, 2018

VEON Ltd.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2018